02048954

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

Thomson multimedia

46 quai A. Le Gallo
92648 Boulogne Cedex

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________)

Enclosure:

Thomson joins MPEG LA patent pool

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Thomson multimedia S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 11, 2002

THOMSON MULTIMEDIA S.A.

P/o

By : **Frank E. Dangeard**
Senior Executive Vice President

THOMSON MULTIMEDIA

<u>***Press release***</u>

Thomson joins MPEG LA patent pool

Thomson also expands parallel licensing programs

Paris, July 11, 2002- Thomson multimedia (NYSE: TMS; Euronext : 18453) announces that it has joined the MPEG LA, LLC MPEG-2 patent pool as of July 1st. Thomson also announces that it is expanding its licensing activities of certain other digital related patents for DVD and set top box products. The MPEG LA initiative and the parallel program are part of the licensing programs that Thomson indicated it would launch in the second half 2002.

The MPEG LA LLC licensing program was launched in 1997. Its goal is to assure the growth and interoperability of digital video by providing fair, reasonable, non-discriminatory access to worldwide patent rights that are essential for the MPEG-2 Video and System standards. MPEG-2 technology is notably used in set top boxes, DVD-Video players and discs as well as all forms of electronic hardware that use such devices.

Thomson has been one of the leading developers of the MPEG-2 technology and has one of the most significant portfolios of MPEG-2 related patents. Joining MPEG LA while at the same time successfully rolling out a parallel licensing program for certain of Thomson's important digital technology patents other than MPEG-2 essential patents will increase significantly revenues from Thomson's digital patents beginning H2 2002 and over the coming years.

John Neville, Senior Executive Vice President, Patents and Licensing at Thomson multimedia stated "Thomson is joining MPEG LA to further contribute to the propagation of the MPEG-2 standard in as many applications and across as many industry segments as possible. The Group is strongly committed to making protection and valuation of its intellectual property a key priority. "

About MPEG LA

MPEG LA successfully pioneered one-stop technology standards licensing, starting with a portfolio of essential patents for the international digital video compression standard known as MPEG-2, which it began licensing in 1997. One-stop technology standards licensing enables widespread technological implementation, interoperability and use of fundamental broad-based technologies covered by many patents owned by many patent holders. MPEG LA

provides users with fair, reasonable, nondiscriminatory worldwide access to the essential patents under a single license. The MPEG-2 Patent Portfolio License now has more than 440 licensees and includes more than 525 MPEG-2 essential patents in 54 countries owned by 22 licensors. MPEG LA, which is based in Denver, Colorado, USA and has offices in Chevy Chase, Maryland, USA and London UK, also provides one-stop licensing for other technologies. For more information: http://www.mpegla.com, http://www.1394la.com and http://www.dvbla.com.

About Thomson

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Euronext: 18453) (NYSE: TMS), provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

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Contacts -Thomson

Press relations:

Marc Meyer Tel: 331.41.86.5003 meyerm@thmulti.com

Jean-Loup Bourgois Tel: 331 41.5590 bourgoisj@thmulti.com

Dave Arland Tel : 1 (317) 587 4832 (United States) arlandd@tce.com

Investor relations:

Pierre Villadary Tel: 331.41.86.6888 villadaryp@thmulti.com